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                                                                     EXHIBIT 8.2

                     [BROWN, TODD & HEYBURN PLLC LETTERHEAD]

                                  April 8, 1998


Peoples First Corporation
100 South 4th Street
P.O. Box 2200
Paducah, Kentucky  42002-2200


         Re:      Certain Federal Income Tax Matters

Ladies and Gentlemen:

         You requested our opinion regarding certain federal income tax consequences of the merger (the "Merger") of Peoples First Corporation ("PFC"), a Kentucky corporation, into Union Planters Holding Corporation ("Union Planters"), a Tennessee corporation, which is a wholly-owned subsidiary of Union Planters Corporation ("Parent"), a Tennessee corporation. All capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement and Plan of Merger among PFC, Union Planters, and Parent dated as of November 17, 1997 (the "Agreement").

                            Description of the Merger

         PFC is a bank holding company under the Bank Holding Company Act of 1956, as amended, and is a corporation incorporated under the laws of the Commonwealth of Kentucky. PFC conducts a complete range of commercial and personal banking activities through its subsidiaries. PFC's authorized capital stock consists of (i) 30,000,000 shares of common stock ("PFC Common Stock"), of which 10,007,118 shares will be issued and outstanding at the Effective Time (exclusive of treasury


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Peoples First Corporation                                           BROWN, TODD
April 8, 1998                                                    & HEYBURN PLLC
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shares and shares issued or issuable pursuant to the Stock Option Agreement and shares issuable upon the exercise of outstanding stock options), and (ii) 6,000,000 shares of preferred stock, of which no shares are issued or outstanding. Each share of PFC Common Stock has identical rights and preferences. PFC Common Stock is quoted by the NASDAQ Stock Market's National Market System.

         Subsidiary is a corporation organized under the laws of Tennessee. Subsidiary's authorized capital stock consists of 1,000 shares of common stock ("Subsidiary Common Stock") all of which are issued and outstanding and owned by Parent.

         Parent is a corporation organized under the laws of Tennessee. Parent's authorized capital stock consists of (i) 100,000,000 shares of common stock ("Parent Common Stock"), of which 68,077,181 shares were issued and outstanding as of October 31, 1997, and (ii) 10,000,000 shares of preferred stock, of which 2,278,228 shares were issued and outstanding as of October 31, 1997.
         In the Merger, shareholders of PFC will receive Parent Common Stock in exchange for their PFC Common Stock. Each share of PFC Common Stock (other than shares held by dissenters and shares exchanged for cash in lieu of the issuance of fractional shares of Parent Common Stock) held by a shareholder of PFC at the Effective Time will be exchanged for the right to receive 0.6 shares of Parent Common Stock, subject to certain adjustments in the exchange ratio provided in the Agreement.

         No fractional shares of Parent Common Stock will be issued in the Merger. In lieu of issuing fractional shares, Parent will pay each holder of PFC Common Stock entitled to a fractional share of Parent Common Stock an amount of cash equal to the fraction multiplied by the closing price of one share of Parent Common Stock on the NYSE-Composite Transactions List on the last trading day preceding the Effective Time.

         PFC will merge into Subsidiary pursuant to the Agreement and a related Plan of Merger. Subsidiary will be the surviving corporation (the "Surviving Corporation") of the Merger and the separate corporate existence of PFC will cease. After the Merger, Parent will own all of the issued and outstanding shares of the common stock of the Surviving Corporation.

                      Business Reasons for the Transaction

         In view of dramatic changes in the financial services industry, the Merger offers PFC and Parent important competitive advantages. A combination of their resources should enhance future growth and profitability, since Subsidiary, as the survivor the Merger, should be able to generate cost savings, draw upon a larger business base, make larger loans, and develop new and innovative services. Parent desires to take advantage of this acquisition opportunity to expand into new markets and to diversify its financial operations.


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Peoples First Corporation                                           BROWN, TODD
April 8, 1998                                                    & HEYBURN PLLC
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                                 Representations

         With respect to the Merger, PFC and Parent have made the following representations to us:

                  1. The fair market value of Parent Common Stock to be received in the Merger by each shareholder of PFC will, in each instance, be approximately equal to the fair market value of PFC Common Stock surrendered in exchange therefor.

                  2. The cash received by shareholders of PFC who receive cash in lieu of fractional shares of Parent Common Stock in the Merger will be approximately equal to the fair market value of PFC Common Stock surrendered in exchange therefor.

                  3. None of the shareholders of PFC holding 1% or more of the outstanding PFC Common Stock has any plan or intention to sell or otherwise dispose of the Parent Common Stock to be received in exchange therefor.

                  4. There is no plan or intention by the shareholders of PFC who own 1% or more of the PFC Common Stock, and the management of PFC knows of no plan or intention on the part of the remaining shareholders of PFC, to sell, exchange, or otherwise dispose of an amount of shares of Parent Common Stock to be received by them in the Merger which would reduce the PFC shareholders' holdings of Parent Common Stock to a number of shares having, in the aggregate, a value at the time of the Merger of less than 50% of the total value of PFC Common Stock outstanding immediately before the Merger. For purposes of this representation, shares of PFC Common Stock held by dissenters who receive cash, shares of PFC Common Stock acquired for cash in lieu of fractional shares, and shares of PFC Common Stock sold, redeemed, or otherwise disposed of, prior or subsequent to the Merger and as part of the Merger, will be considered to be PFC Common Stock outstanding at the time of the Merger.

                  5. Following the Merger, Subsidiary will hold at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets held by PFC immediately prior to the Merger. For purposes of this representation, assets held by PFC to pay its reorganization expenses and assets held by PFC to pay dissenters, if any, and all redemptions and distributions (except for regular, normal distributions) made by PFC immediately preceding the Merger and which are a part of the plan of reorganization will be considered as assets held by PFC immediately prior to the Merger.

                  6. Parent has no plan or intention to sell, exchange, or otherwise dispose of the Subsidiary Common Stock following the Merger, to liquidate Subsidiary, to merge Subsidiary with any other corporation, or to cause Subsidiary to sell or otherwise dispose of any of its assets to be


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Peoples First Corporation                                           BROWN, TODD
April 8, 1998                                                    & HEYBURN PLLC
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acquired in the Merger, except for transfers to corporations controlled by
Parent and dispositions made in the ordinary course of business.

                  7. No dividends or distributions, other than regular, normal dividends and distributions, have been or will be made with respect to PFC Common Stock prior to the Merger.

                  8. No stock of the Subsidiary will be issued to any shareholder of PFC in the Merger.

                  9. The liabilities of PFC, if any, to be assumed by Subsidiary in the Merger and the liabilities, if any, to which the transferred assets of PFC are subject, were incurred by PFC in the ordinary course of its business.

                  10. At the time of the Merger, the fair market value of the assets of PFC will exceed the sum of its liabilities plus the amount of liabilities to which its assets are subject.

                  11. PFC, Subsidiary, Parent, and the shareholders of each of them, will pay their own expenses incurred in connection with the Merger.

                  12. There is no intercorporate indebtedness between or among PFC, Subsidiary, and Parent, which was issued, acquired, or which will be settled as a discount.

                  13. The payment by Parent of cash to shareholders of PFC in lieu of fractional shares of Parent Common Stock is solely for the purpose of avoiding the expense and inconvenience to Parent of issuing fractional shares and does not represent separately bargained for consideration. The total cash consideration that will be paid to shareholders of PFC in lieu of issuing fractional share interests of Parent Common Stock will not exceed 1% of the total consideration that will be provided to shareholders of PFC in exchange for their PFC Common Stock.

                  14. Parent has no plan, intention, or understanding with PFC or with any shareholder of PFC to redeem or otherwise reacquire any shares of Parent Common Stock that will be issued to the shareholders of the PFC in the Merger.

                  15. Prior to the Merger, Parent will be in control of the Subsidiary within the meaning of IRC ss.368(c).

                  16. Following the Merger, Subsidiary will not issue additional shares of its stock which will result in Parent losing control of Subsidiary within the meaning of IRC ss.368(c).

                  17. None of the compensation to be received by the shareholder-employees of PFC will be part of the consideration for their PFC Common Stock. Any consideration to be paid to any


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Peoples First Corporation                                           BROWN, TODD
April 8, 1998                                                    & HEYBURN PLLC
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shareholder-employees will be for services actually rendered and will be commensurate in each instance with amounts paid to third parties bargaining at arms-length for similar services. None of the Parent Common Stock to be received by any shareholder-employee of PFC is separate consideration for, or allocable to, any compensation owed to such shareholder-employee.

                  18. None of the parties to the Merger is an investment company within the meaning of IRC ss.ss.368(a)(2)(F)(iii) and (iv).

                  19. PFC is not under the jurisdiction of a court under Title 11 of the United States Code nor is it involved, other than as a creditor, in a receivership, foreclosure, or similar proceeding in a federal or state court.

                  20. At the time of the Merger, PFC will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire PFC Common Stock that, if exercised, would affect Parent's acquisition or retention of control of PFC within the meaning of IRC ss.368(c).

                                    Opinions

         On the basis of the foregoing facts and representations, and assuming the Merger is carried out in accordance therewith, we are of the opinion that:

                  1. The Merger will constitute a reorganization under IRC ss.ss.368(a)(1)(A) and 368(a)(2)(D). PFC, Subsidiary, and Parent will each be a "party to a reorganization" within the meaning of IRC ss.368(b).

                  2. No gain or loss will be recognized by the Subsidiary upon the receipt of the assets of PFC. IRC ss.1032(a).

                  3. No gain or loss will be recognized by Parent in the Merger. IRC ss.354(a).

                  4. No gain or loss will be recognized by PFC upon the transfer of its assets and liabilities to Subsidiary. IRC ss.361(a)(1).

                  5. No gain or loss will be recognized by the shareholders of PFC upon the receipt solely of Parent Common Stock in exchange for their shares of PFC Common Stock. IRC ss.354(a)(1).

                  6. The basis of the shares of Parent Common Stock to be received by shareholders of PFC (including any fractional share interest in Parent Common Stock they may be deemed to have


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Peoples First Corporation                                           BROWN, TODD
April 8, 1998                                                    & HEYBURN PLLC
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received (see opinion 8)) will be the same as the basis of PFC Common Stock surrendered in exchange therefor. IRC ss.358(a)(1).

                  7. The holding period of the shares of Parent Common Stock to be received by the shareholders of PFC (including any fractional share interest to which they may be entitled) will include the period during which PFC Common Stock exchanged therefor was held by such shareholders, provided that the PFC Common Stock was held as a capital asset on the date of the Merger. IRC ss.1223(1).

                  8. The payment of cash in lieu of fractional share interests of Parent Common Stock will be treated for federal income tax purposes as if the fractional shares were distributed as part of the exchange and then redeemed by Parent. These cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed as provided in IRC ss.302(a). Rev. Proc. 77-41, 1977-2 C.B. 574; Rev. Rul. 66-365, 1966-2 C.B.
116. As provided in IRC ss.1001, gain or loss will be realized and recognized measured by the difference between the redemption price and the adjusted basis of Parent Common Stock surrendered therefor.

                  9. Subsidiary will succeed to and take into account the earnings and profits, or deficit in earnings and profits, of PFC as of the time of the Merger. Any deficit in the earnings and profits of PFC or the Subsidiary will be used only to offset the earnings and profits accumulated after the Merger. IRC ss.381(c)(2); Treas. Reg. ss.1.381(c)(2)-1.

                       *      *      *      *      *

         Our opinions are directed solely to the shareholders of PFC and may not be relied upon by any other person or entity. We consent to the inclusion of a copy of this letter in the registration statement to be filed with the Securities and Exchange Commission with respect to the transactions described herein.

         Our opinions are based upon existing laws applied to the facts and representations stated in this letter. Any change in the law, or in the accuracy of the facts and representations upon which we have relied, could result in the invalidation of any one or more of our opinions.

                                          Sincerely,

                                          BROWN, TODD & HEYBURN PLLC



                                          By  /S/ DAVID L. BECKMAN, JR.
                                             ----------------------------------
                                             David L. Beckman, Jr., Member